UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)

CLEAR SKIES SOLAR, INC.

COMMON STOCK, $.001 PAR VALUE PER SHARE

CUSIP No.: 184681104

March 17, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

☒	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information
contained in this form are not required to respond unless
the form displays a currently valid 0MB control number.

CUSIP NO.:   184681104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (See Instructions). Ezra J. Green
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b) N/A
3.	SEC Use Only
4.	Citizenship or place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	Sole Voting Power 5,574,333
6.	Shared Voting Power N/A
7.	Sole Dispositive Power 5,574,333
8.	Shared Dispositive Power N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.	Percent of Class Represented by Amount in Row (9) 15.8%
12.	Type of Reporting Person (See Instructions) IN

** Includes (i) 5,424,333 shares of common stock, $.001 par value per share (the “Shares”) held directly by Mr. Green and (ii) options to purchase up to 150,000 Shares granted under the 2007 Equity Incentive Plan which are exercisable on or before May 16, 2009.

Item 1(a).   Name of Issuer:

Clear Skies Solar, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

200 Old Country Road, Suite 610
Mineola, New York 11501

Items 2(a), (b) and (c), (d), (e)     Name of Person Filing , Address of Residence, Citizenship, Title and Class of securities and CUSIP number:

(a)
 Ezra J. Green
(b)
28 Brompton Road
Garden City, NY 11530-4226
(c)
United States
(d)
Common Stock, $.001 par value per share of the Issuer
(e)
184681104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4.  Ownership.

   Amount beneficially owned:  5,574,333

(a)
Based on 35,248,844 1 shares of common stock, $.001 par value per share of the Issuer outstanding as of March 17, 2009. Mr. Green holds approximately 15.8% of the class.

(b)
Number of shares to which such person has:

(i)  Sole power to vote or direct the vote:  5,574,333

(ii)  Shared power to vote or direct the vote:  N/A

(iii)  Sole power to dispose or to direct the disposition of:  5,574,333

(iv) Shared power to dispose of or direct the disposition of:  N/A

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of a Group.

Not Applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2009

/s/ Ezra J. Green______________
(Signature)

Ezra J. Green, Chairman and CEO
(Name/Title)

Footnotes

1 Pursuant to Rule 13d-3(d)(1)(i)(A), the 5,574,333 Common Shares outstanding as of March 17, 2009 include 150,000 shares which may be acquired within 60 days by Mr. Green through the exercise of options to purchase up to 150,000 Shares granted under the 2007 Equity Incentive Plan which are exercisable on or before May 16, 2009.